Simpson Thacher & Bartlett

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July 10, 2020

CONFIDENTIAL AND VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. John Cash, Accounting Branch Chief
Mr. Kevin Stertzel, Senior Staff Accountant
Mr. Jay Ingram, Legal Branch Chief
Mr. Geoff Kruczek, Attorney

Re:	XPeng Inc.
Draft Registration Statement on Form F-1
Submitted June 2, 2020
CIK No. 0001810997

Dear Mr. Cash, Mr. Stertzel, Mr. Ingram and Mr. Kruczek:

On behalf of our client, XPeng Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 2”) of the above-referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 2, which has been marked to show changes to the Company’s Draft Registration Statement initially confidentially submitted to the Commission on June 2, 2020 (the “June 2 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter dated June 29, 2020 from the Staff (the “June 29 Comment Letter”) by revising the June 2 Submission or providing explanations in response to the comments.

DANIEL FERTIG    ADAM C. FURBER    YI GAO    ADAM S. GOLDBERG    MAKIKO HARUNARI    JONATHAN HWANG     IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK     BEIJING     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     TOKYO     WASHINGTON, D.C.

Simpson Thacher & Bartlett
July 10, 2020

Set forth below are the Company’s responses to the Staff’s comments in the June 29 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 2 where the disclosure addressing a particular comment appears.

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Implications of Being a Foreign Private Issuer . . ., , page 6

1.

Please reconcile your disclosure here, page 61 and page 155 regarding whether you intend to follow your home country’s corporate governance practice. If you do intend to follow your home country’s practice, also revise your disclosure on page 61 to clarify on which of the “three exemptions” you intend to rely given that you list five exemptions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 161 of Draft No. 2.

Implications of Being an Emerging Growth Company, page 6

2.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company acknowledges the Staff’s comment. The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Risk Factors, page 14

3.

We note the disclosure on page 6 that you will be a “controlled company” upon completion of this offering. Though you do not currently intend to utilize the corporate governance exemptions available to you, please revise to disclose those exemptions and the related risks to investors.

The Company respectfully advises the Staff that it does not plan to utilize the “controlled company” exemptions with respect to its corporate governance practice after the completion of its initial public offering and will rely on exemptions for foreign private issuers instead, as disclosed on page 6 of the Draft No. 2. In addition, the Company has disclosed on page 62 of the Draft No. 2 that its reliance on exemptions for foreign private issuers in relation to certain corporate governance matters may afford less protection to its shareholders. As such, the Company does not believe that a separate risk factor relating to the “controlled company” status is necessary.

Simpson Thacher & Bartlett
July 10, 2020

4.

We note the different voting rights applicable to Class A and Class B shares. Please disclose the risk that your multi-class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity. Please also tell us how you will determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. See Securities Act Rules Compliance and Disclosure Interpretation Question 203.17.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 43 of Draft No. 2.

The Company duly noted the guidance provided in Securities Act Rules Compliance and Disclosure Interpretation Question 203.17. The Company respectfully advises the Staff that, the Company’s determination is based on the fact that more than 50 percent of the voting power of the Company’s voting securities on a combined basis is directly or indirectly owned of record by non-residents of the United States and the Company will apply such determination methodology on a consistent basis.

The COVID-19 outbreak . . ., , page 19

5.

Please quantify the magnitude of the reduction in sales during your first quarter as a result of the outbreak. Please also expand to clarify whether the your suppliers are unable to provide you materials and, if so, the availability of alternative suppliers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 22 of Draft No. 2.

ADS holders may not be entitled to a jury trial . . ., , page 58

6.

Please revise to discuss whether the limitations on liability mentioned on page 169 and jury trial waiver provision apply if an ADS holder withdraws the ordinary shares from the depository. Please also revise to clarify the jurisdictional provision cited in this risk factor. Further, disclose that investors cannot waive compliance with the federal securities laws.

The Company respectfully advises the Staff that it has not selected the depositary bank or negotiated the terms of the deposit agreement in connection with the proposed public offering. Accordingly, the Company acknowledges the Staff’s comment and will address the comment and update the Risk Factors section and relevant disclosures in a future amendment to the Draft Registration Statement after the relevant terms of the deposit agreement and the corresponding disclosure have been discussed and agreed upon between the Company and the depositary bank.

Simpson Thacher & Bartlett
July 10, 2020

Capitalization, page 66

7.

It appears you have only considered your equity in the determination of your capitalization. Please note, your total capitalization table should also include your short and long term debt balances. Please modify your presentation accordingly and refer to Item 3.B of Form 20-F for guidance.

The Company respectfully advises the Staff that, the Company has revised the disclosure on pages 67 and 68 of Draft No. 2 to clarify that its total capitalization equals the sum of long-term borrowings less current portion, mezzanine equity (convertible redeemable preferred shares) and shareholders’ (deficit) equity. In addition, the Company has included cash and cash equivalents, short-term borrowings and current portion of long-term borrowings in the Capitalization section for investors’ reference.

Dilution, page 67

8.

Please revise to clarify how the numbers and percentages in the table on page 68 would change, assuming the exercise of the options and warrants and acquisition of RSUs mentioned in the last paragraph on that page.

In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 71 of Draft No. 2 to clarify that the numbers and percentages in the table on page 68 have reflected the issuance of preferred shares upon exercise of the outstanding warrants and the issuance of ordinary shares pursuant to outstanding RSUs that will become vested upon the completion of the offering. RSUs that are subject to further service condition and will not become vested upon the completion of the offering, and RSUs that the Company may grant in the future, were not taken into consideration as there are uncertainties as to how many of them will vest, or will be granted, after the completion of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Commitments, page 87

9.

It appears you should expand your table of contractual obligations to include purchase commitments for good and services, obligations under you contract manufacturing arrangement and estimated interest expense on your debt obligations. Please modify your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Draft No. 2 to include purchase commitments for property, plant and equipment and estimated interest expense on debt obligations.

The Company respectfully advises the Staff that there were no significant purchase commitments for goods and services, because (i) prepayments were required for significant components and services provided by suppliers, and (ii) there were no non-cancellable purchase orders for goods and services. In addition, there were no significant contractual obligations under the contract manufacturing arrangement.

Principal Shareholders, page 147

10.	Please identify each of the natural persons who have or share voting and/or dispositive powers or right to receive the economic benefit over the shares held by the entities listed in the table.

In response to the Staff’s comment, the Company has revised the disclosure on pages 153 to 156 of Draft No. 2.

Simpson Thacher & Bartlett
July 10, 2020

Registration Rights, page 163

11.

Please clarify whether the registration rights agreement is part of the shareholders agreement referenced here, or a separate agreement. If it’s a separate agreement, please file it as an exhibit. Please also revise to describe the nature and extent of the registration rights granted pursuant to the agreement.

In response to the Staff’s comment, the Company has revised the exhibit index on page II-7 of Draft No. 2.

The Company respectfully advises the Staff that the registration rights agreement is not part of the shareholders agreement referenced here, will be a separate agreement and has not been executed as of the date hereof. The Company will file the agreement and include the relevant disclosure in a future amendment to the Draft Registration Statement after the agreement is executed.

Taxation, page 174

12.

If, as indicated by Exhibits 8.1, 8.2 and 8.3, the disclosure in this section represents the opinion of counsel, please revise to identify counsel, that the disclosure represents their opinion and clearly identify and articulate the opinion being rendered.

The Company has reconsidered the disclosure in the Taxation section and concluded that the tax consequences described in this section should not be material to investors in the proposed offering and therefore removed Exhibits 8.1, 8.2 and 8.3 from Draft No. 2.

Underwriting, page 181

13.	Please tell us where in this section you describe the directed share and directed ADS program cross-referenced on pages 10 and 11.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 191 of Draft No. 2.

Financial Statements

Summary of Significant Accounting Policies

Note (r) Revenue Recognition

Customer Upgrade Program, page F-28

14.	We note your disclosure for the optional trade-in right offered in your Customer Upgrade Program. Please clarify for us and in your disclosure where applicable, the following items:

•

Your disclosure indicates you are essentially providing a discount on a future purchase of a vehicle, but also repurchasing the original model vehicle. Please provide additional details of the exact terms of your trade-in program. It is unclear how your program results in a sales discount.

Simpson Thacher & Bartlett
July 10, 2020

According to the terms of the trade-in program, owners of G3 2019 who elected the trade-in right have the option to trade in their G3 2019 at a fixed predetermined percentage of their original G3 2019 purchase price (the “guaranteed trade-in value”) starting from the 34th month of the original purchase date but only if they purchase a new vehicle from the Company. Such trade-in right is valid for 120 days. That is, if the owner of a G3 2019 does not purchase a new vehicle within that 120-day period, the trade-in right expires. The guaranteed trade-in value will be deducted from the retail selling price of the new vehicle purchase. The customer cannot exercise the trade-in right on a stand-alone basis solely as a function of their original purchase of the G3 2019 and this program, and therefore, as noted below, the Company does not believe the substance of the program is a repurchase feature as described in ASC 606-10-55-66 to 55-78 (this guidance does not specifically address repurchase features that are contingent upon a future purchase from the Company) that provides the customer with a unilateral right of return. Rather, the trade-in right and purchase of a new vehicle are linked as part of a single transaction to provide a loyalty discount to existing customers. The Company believes the guaranteed trade-in value will be greater than the expected market value of the G3 2019 at the time the trade-in rights become exercisable, and therefore, the excess value is essentially a sales discount on the new vehicle purchase.

In response to the Staff’s comment, the Company revised the disclosure on pages F-28 and F-29 of Draft No. 2 to reflect the sales discount.

•	Please clarify if your repurchase of the original G3 2019 model is at a fixed pre-determined price (guaranteed trade-in value) or if the vehicles will be repurchased at fair market value.

The Company respectfully advises the Staff that, the repurchase of the original G3 2019 model is at a fixed predetermined price, which is a fixed pre-determined percentage of the original purchase price of the vehicle by the customer.

•

Please tell us how you considered whether or not the contract modification for your trade-in program represented a conversion to a lease agreement for those customers who have elected the trade-in option.

With respect to the trade-in program, the Company respectfully advises the Staff that it does not consider the put option guidance in ASC 606-10-55-72 to be applicable, as the right to put the G3 2019 back to the Company at a predetermined price was subsequently granted to customers who had already purchased the G3 2019 vehicles (and the Company’s performance obligation associated with delivery of the G3 2019 vehicle has already been satisfied and therefore is not part of the modification of the unfulfilled contract described on pages F-28 and F-29, consistent with ASC 606-10-25-13) and the put right is conditional on the purchase of a new vehicle. Instead, the Company considered the guidance in ASC 606-10-55-42 and determined that it substantively granted existing customers a material right, which is an option to purchase a new vehicle at a discount in the future.

As noted above, the Company views this program as substantively an incentive for the customers to purchase a new vehicle, rather than a stand-alone repurchase feature granted on the original G3 2019 vehicle. However, even if one was to consider the repurchase features guidance as specified in ASC 606-10-55-66 to 78, the Company does not believe it would give rise to lease accounting. ASC 606-10-55-72 states that, “…. if the customer has a significant economic incentive to exercise that [repurchase] right, the entity should account for the agreement as a lease …...”. While the guaranteed trade-in value is expected to be greater than the expected market value of the G-3 2019 in 34 months’ time, customers can only enjoy this “benefit” when they purchase a new vehicle, i.e. such “benefit” will be realized in the form of a discount on the new purchase. However, the selling price and the model of the new purchase is unknown at this time and subject to the Company’s future products offering and pricing decision. Therefore, it is unclear what customers’ future motivations and buying behavior will be. As noted in paragraph BC430 of ASU 2014-09, Revenue from Contracts with Customers, “the Boards observed that an entity should consider factors other than the price when determining that [the customer] has a significant economic incentive to exercise its right.” Accordingly, if the Company had to apply this guidance, the Company determined that it could not conclude that the customer would have a significant economic incentive to exercise the trade-in right and therefore would conclude that the trade-in program does not represent a conversion to a lease agreement for the original G-3 2019 vehicles.

15.	Please file as an exhibit the lock-up agreement mentioned on page 172.

The Company respectfully advises the Staff that the form of lock-up agreement will be an exhibit to the underwriting agreement. The Company will file the form of underwriting agreement, including the form of lock-up agreement, as exhibit 1.1 in a subsequent filing after the form of underwriting agreement is agreed between the Company and the proposed underwriters.

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Simpson Thacher & Bartlett
July 10, 2020

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), Kevin P. Kennedy at + 1-650-251-5130 (work), +1-650-868-1776 (mobile) or kkennedy@stblaw.com (email), or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Alex Chan at +86-20-3819-2385 (work) or alex.p.chan@cn.pwc.com (email) or Alex Du at +86-20-3819-2558 (work) or alex.du@cn.pwc.com (email) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yi Gao
Yi Gao

Enclosures

cc:	XPeng Inc.

Xiaopeng He, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP

Kevin Kennedy

Kai Fan

Latham & Watkins LLP

Benjamin Su

Daying Zhang

PricewaterhouseCooper Zhong Tian LLP

Alex Chan

Alex Du